SYNTEC OPTICS HOLDINGS, INC.

515 LEE ROAD

ROCHESTER, NY 14606

April 27, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Margaret Sawicki

Re:	Syntec Optics Holdings, Inc.
Registration Statement on Form S-1
Filed April 27, 2026
File No. 333-295335 (the “Registration Statement”)
Acceleration Request

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Syntec Optics Holdings, Inc. (the “Registrant”) hereby respectfully requests that the U.S. Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement to Tuesday, April 28, 2026, at 5:15 p.m., Eastern Time, or as soon as thereafter practicable.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please contact Rick Werner or Alla Digilova of Haynes and Boone, LLP, counsel to the Registrant, at (212) 659-4974 or (212) 659-4993, respectively, with any questions regarding this request.

Very truly yours,

SYNTEC OPTICS HOLDINGS, INC.

/s/ Al Kapoor
Al Kapoor, Chief Executive Officer

cc:	Haynes and Boone, LLP
Rick Werner, Esq.
Alla Digilova, Esq.